UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Building 1, Lane 618
Dingyuan Road, Songjiang District
Shanghai 201616, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Zuoan Fashion Limited

TABLE OF CONTENTS

Item

1	Press release

Item 1

Zuoan Fashion Limited Announces
Second Quarter 2014 Financial Results

~ Meets Second Quarter Revenue and Gross Margin Guidance ~
 ~ Beats 2Q13 Net Income and EPS Guidance ~
~

Shanghai, China, October 9, 2014 – Zuoan Fashion Limited (NYSE: ZA) (“Zuoan” or the “Company”), a leading design-driven fashion casual menswear company in China, today announced its financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Financial Highlights

•	Revenues in the second quarter of 2014 were RMB245.7 million ($39.6 million), a decrease of 22.6% from RMB317.6 million in the same quarter of 2013.

•	Gross profit in the second quarter decreased 47.4% year over year to RMB73.8 million ($11.9 million) from RMB140.1 million in the same quarter of 2013.

•	Gross margin was 30.0% compared with 44.1% in the prior year period and 39.9% in the first quarter of 2014.

•	Net loss was RMB2.3 million ($372,000) compared with net income of RMB67.6 million in the same quarter of 2013.

•
Diluted loss per ordinary share was RMB0.02 ($0.003) in the second quarter, equivalent to RMB0.08 ($0.01) per ADS, compared to diluted earnings per ordinary share of RMB0.61 ($0.10) or RMB2.43 ($0.39) per ADS in the second quarter of 2013.

James Hong, Founder, Chairman and Chief Executive Officer, commented, “As general economic conditions remain weak, our target customers continued their cautious spending patterns resulting in higher inventories at the distributor and sub-distributor levels. We continued to decrease our wholesale prices and retail prices as well. We also increased our advertising and store renovation costs to reinforce our brand image and market share. Together, these efforts negatively impacted our revenue and profit margin in the quarter, however, we believe such adjustments will help ensure our long term growth and will benefit Zuoan as market conditions improve.”

“Looking to the second half of 2014, we will adhere to our strategy of improving product design and quality, prudently invest in store renovation and advertising initiatives, and reduce our inventory at the store level and through our online initiatives.  These actions are expected to strengthen our customer base and drive higher sales and profits over time,” concluded Mr. Hong.

Second Quarter 2014 Financial Performance

Revenue for the second quarter of 2014 was RMB245.7 million ($39.6 million), representing a decrease of 22.6% from RMB317.6 million in the same quarter of 2013. The decrease was primarily driven by lower wholesale prices offered to the Company’s distributors as well as reduced pricing at the retail level due to a slower economic environment in China. During the quarter, distributor sales decreased by 22.1% to RMB243.7 million from RMB312.8 million in the same quarter of 2013. Second quarter 2014 self-operated direct store sales were RMB2.0 million, compared to RMB4.7 million in the same quarter of 2013. A net total of 161 distributor and sub-distributor stores and one self-operated direct store were closed in the second quarter of

2014, resulting in a total of 925 store locations as of June 30, 2014 compared to 1,383 store locations in the same period of the prior year.

Cost of sales decreased by 3.1% to RMB171.9 million ($27.7 million) in the second quarter of 2014 from RMB177.4 million in the same quarter of 2013, primarily due to the slightly lower sales volume.  As a percentage of revenues, cost of sales increased to 70.0% in the second quarter of 2014 from 55.9% in the same quarter of 2013.

Gross profit decreased by 47.4% to RMB73.8 million ($11.9 million) from RMB140.1 million in the second quarter of 2013.  Second quarter 2014 gross margin was 30.0% compared with 44.1% in the same quarter of 2013. The decrease in gross margin was primarily due to lower wholesale pricing from 35% to 33% offered to the Company’s distributors as well as decreased pricing at the retail level. Gross margin at the Company’s direct stores and distributor stores were 41.9% and 29.9%, respectively.

Selling and distribution expenses in the second quarter were RMB59.6 million ($9.6 million), or 24.3% of revenue, compared to RMB31.1 million, or 9.8% of revenue in the same quarter of 2013.  The percentage increase was primarily due to advertising expenses incurred for the marketing activities and sales promotions in the second quarter of 2014 as well as an increase in renovation costs.

Administrative expenses in the second quarter were RMB14.1 million ($2.3 million), or 5.8% of revenue, compared with RMB15.3 million, 4.8% of revenue in the same quarter of 2013.

Effective tax rate in the second quarter was 10.9% compared to 26.0% in the same quarter of 2013. The lower effective tax rate stems from an operating loss from the investment holding companies and SH Mingfu, one of the Company’s PRC subsidiaries.

Net loss for the second quarter was RMB2.3 million ($372,000) compared to RMB67.6 million in the same quarter of 2013.

Diluted loss per ordinary share were RMB0.02 ($0.003) in the second quarter of 2014, equivalent to RMB0.08 ($0.01) per ADS, compared to diluted earnings per ordinary share RMB0.61 ($0.10) or RMB2.43 ($0.39) per ADS in the second quarter of 2013. The Company’s diluted number of shares outstanding was 111.3 million in the second quarter ended June 30, 2014.

As of June 30, 2014, the Company had cash, cash equivalents of RMB1,364.7 million ($220.0 million), compared to RMB1,227.4 million as of December 31, 2013.  Net cash provided by operating activities was RMB181.9 million ($29.3 million) in the six months ended June 30, 2014, compared to RMB278.3 million in the prior year period.

Outlet Type:	2Q2013	2Q2014

Direct Stores	8	5

Distributor and Sub-distributor Stores	1,312	866

Distributor-Operated Flagship Stores	63	54

Total:	1,383	925

Financial Outlook

For the third quarter of 2014, the Company currently anticipates revenue in the range of RMB290-RMB310 million ($46.7-$50.0 million), gross margin of approximately 28-30%, net loss of approximately RMB11.7-RMB12.3 million ($1.9-$2.0 million) and basic and fully diluted loss per share of approximately RMB0.11 ($0.02) - RMB0.11 ($0.02), equivalent to RMB0.42 ($0.07) - RMB0.44 ($0.07) per ADS.

Conference Call Information

Zuoan’s management will host an earnings conference call on October 9, 2014 at 8:30 a.m. U.S. Eastern Time. Listeners may access the call by dialing # 1-719-325-2469. A webcast will also be available via http://public.viavid.com/index.php?id=111216. A replay of the call will be available through October 16, 2014. Listeners may access the replay by dialing #1-858-384-5517, access code: 6575501.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB 6.2036 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2014.

About Zuoan Fashion Limited

Zuoan Fashion Limited is a leading design-driven fashion casual menswear company in China, and is head-quartered in Shanghai.  Zuoan offers a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.  Through extensive networks of distributors and retail stores, Zuoan sells its products in 925 stores located in China as of June 30, 2014.

Safe Harbor

This news release may contain forward-looking information about Zuoan Fashion Limited, which is covered under the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward- looking terminology such as believe, expect, may, will, should, project, plan, seek, intend, or anticipate or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and Zuoan Fashion Limited's future performance, operations, and products.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Actual performance results may vary significantly from expectations and projections. Further information regarding this and other risk factors are contained in Zuoan’s public filings with the U.S. Securities and Exchange Commission.

All information provided in this news release and in any attachments is as of the date of the release, and the companies do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact Information
John Low
Email: john.low@zuoancn.com

ICR, LLC
William Zima
Phone: +86-10-6583-7511

Zuoan Investor Relations Department
US: 1-646-308-1614

 ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months period ended June 30			Six months period ended June 30
	2013	2014	2014	2013	2014	2014
	RMB	RMB	US$	RMB	RMB	US$
(in thousands)
Revenues	317,555	245,665	39,600	613,809	434,844	70,095
Cost of goods sold	(177,414)	(171,886)	(27,707)	(338,216)	(285,547)	(46,029)
Gross profit	140,141	73,799	11,893	275,593	149,297	24,066
Other income	1,118	1,553	250	3,006	2,983	481
Selling and distribution expenses	(31,099)	(59,635)	(9,613)	(57,562)	(84,265)	(13,583)
Administrative expenses	(15,328)	(14,149)	(2,281)	(25,637)	(26,505)	(4,273)
Finance costs	(3,477)	(3,628)	(585)	(5,418)	(5,884)	(948)
Profit/(Loss) before taxation	91,355	(2,080)	(335)	189,982	35,626	5,743

Income tax expense	(23,718)	(226)	(36)	(48,540)	(10,032)	(1,617)

Profit/(Loss) after taxation	67,637	(2,306)	(372)	141,442	25,594	4,126

Other comprehensive (loss)/profit:
Foreign exchange difference arising from translation of foreign currency financial statements	(1,480)	116	19	(2,338)	921	148

Total comprehensive income/(loss) for the periods	66,157	(2,190)	(353)	139,104	26,515	4,274

Earnings/(Loss) per share (RMB):
Basic earnings/(loss) per share	0.61	(0.02)	(0.003)	1.27	0.23	0.04
Diluted earnings/(loss) per share	0.61	(0.02)	(0.003)	1.27	0.23	0.04

Weighted average basic no. of shares (‘000)	111,276	111,276		111,276	111,276
Weighted average diluted no. of shares (‘000)	111,276	111,276		111,276	111,276

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As of December 31	As of June 30
(in thousands)	2013	2014	2014
ASSETS	RMB	RMB	US$

Non-current assets
Property, plant and equipment	17,377	10,870	1,752

Current assets
Inventories	24,629	30,071	4,847
Trade and other receivables	450,983	333,664	53,786
Prepayments	94	-	-
Fixed deposits – pledged	41,800	45,800	7,383
Cash and cash equivalents	1,227,402	1,364,664	219,979
	1,744,908	1,774,199	285,995
Total assets	1,762,285	1,785,069	287,747

EQUITY AND LIABILITIES

Share capital	185	185	30
Share premium	426,165	426,165	68,696
Reserves	49,165	50,385	8,122
Retained profits	1,007,517	998,482	160,953
Total equity	1,483,032	1,475,217	237,800

LIABILITIES

Current liabilities
Trade and other payables	124,398	173,623	27,987
Interest-bearing bank borrowings	149,550	135,610	21,860
Income tax payable	5,305	619	100
Total liabilities	279,253	309,852	49,947
Total equity and liabilities	1,762,285	1,785,069	287,747

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Six months period ended June 30
	2013	2014	2014
(in thousands)	RMB	RMB	US$
Cash flows from operating activities
Profit before taxation	189,982	35,626	5,743
Adjustments for :
Depreciation of property, plant and equipment	2,973	6,329	1,020
Equity-settled employees benefit expenses	908	299	48
Interest expenses on bank borrowings	5,418	5,884	948
Loss on disposal of property, plant and equipment	183	178	29
Interest income	(3,006)	(2,983)	(481)

Operating profit before working capital changes	196,458	45,333	7,308
Increase in inventories	(10,697)	(5,442)	(877)
Decrease in trade and other receivables	142,897	117,319	18,911
Decrease in prepayments	100	94	15
Increase in fixed deposits pledged	(9,421)	(4,000)	(645)
Increase in trade and other payables	13,007	49,225	7,935
Cash generated from operations	332,344	202,529	32,647
Interest paid	(5,418)	(5,884)	(948)
Income tax paid	(48,608)	(14,718)	(2,372)
Net cash generated from operating activities	278,318	181,927	29,326

Cash flows from investing activities
Acquisition of property, plant and equipment	(21,879)	-	-
Interest received	3,006	2,983	481
Net cash (used in)/generated from investing activities	(18,873)	2,983	481

Cash flows from financing activities
Dividend paid	-	(34,629)	(5,582)
Bank loans obtained	143,400	93,310	15,041
Repayment of bank loans	(114,450)	(107,250)	(17,288)
Net cash generated from/(used in) financing activities	28,950	(48,569)	(7,829)

Net increase in cash and cash equivalents	288,395	136,341	21,978
Exchange difference	(2,338)	921	148
Cash and cash equivalents at beginning of the periods	918,451	1,227,402	197,853
Cash and cash equivalents at end of the periods	1,204,508	1,364,664	219,979

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zuoan Fashion Limited

Date: October 9, 2014	By:	/s/ JAMES JINSHAN HONG
	Name:	James Jinshan Hong
	Title:	Chairman and Chief Executive Officer